SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ____ to _____
Commission File Number___________

MIDAS RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
(For Title of the Plan)

MIDAS, INC.
1300 Arlington Heights Road
Itasca, Illinois 60143

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)

Midas Retirement Savings Plan for Salaried Employees

Financial Report
12.31.2005

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of
Midas Retirement Savings Plan for Salaried Employees
Itasca, Illinois

We have audited the accompanying statements of net assets available for benefits - modified cash basis of Midas Retirement Savings Plan for Salaried Employees as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits - modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2005 and 2004, of Midas Retirement Savings Plan for Salaried Employees and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, prepared on the modified cash basis of accounting, of assets (held at end of year) and delinquent participant contributions as of or for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2005 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Schaumburg, Illinois
June 14, 2006

Midas Retirement Savings Plan
for Salaried Employees

Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis
Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Plan interest in Midas Defined Contribution Master Trust investment income	$ 2,533,738	$ 4,264,284
Interest on participant notes receivable	9,055	11,702
	2,542,793	4,275,986
Contributions:		
Company	915,675	853,950
Participant	1,260,819	1,282,836
Rollovers	334,305	15,668
	2,510,799	2,152,454
Total additions	5,053,592	6,428,440
Deductions from net assets attributed to:		
Benefits paid directly to participants	6,796,132	4,358,173
Administrative expenses	1,050	225
Total deductions	6,797,182	4,358,398
Net (decrease) increase	(1,743,590)	2,070,042
Net assets available for benefits:		
Beginning of year	45,737,389	43,667,347
End of year	$ 43,993,799	$ 45,737,389

See Notes to Financial Statements.

Note 2. Significant Accounting Policies

Basis of accounting: The Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis, contribution revenues are recorded when received rather than when earned.

Investment valuation and income recognition: The Plan's investments are stated at fair value. The equity interest in Midas Defined Contribution Master Trust (Trust) is valued at the Plan's share of the fair value of the net assets held by the Trust. The fair value of the Plan's interest in the Trust is based on the beginning of the year value of the Plan's interest in the Trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Trust's investments in shares of registered investment companies and common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost which approximates fair value.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of benefits: Benefits are recorded when paid.

Note 3. Investment in Master Trust

The Plan invests its assets with other defined contribution plans sponsored by the Company in the Trust. The assets of the Trust are held by the trustee. At December 31, 2005 and 2004, the Plan's interest in the net assets of the Trust were approximately 96 percent and 95 percent, respectively. Investment income and certain administrative expenses relating to the Master Trust are allocated to the individual plans based upon the balances invested by each plan.

The Plan's interest in the net assets of the Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the Trust as of December 31, 2005 and 2004, is as follows:

	2005	2004
Shares of registered investment companies	$ 42,563,346	$ 43,834,220
Common stock - Midas International Corporation	3,095,296	4,018,842
	$ 45,658,642	$ 47,853,062

Note 7. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 6, 2004, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the IRC. The Plan has been amended since receipt of the IRS determination letter. The Plan administrator believes that the Plan is designed and is currently operating in compliance with applicable requirements of the IRC.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 9. Late Deposits

During the year ended December 31, 2005, the Plan engaged in prohibited transactions related to late deposits of employee deferrals totaling $35,628. The Company is choosing to self-correct these transactions. Lost earnings on the deposit will be deposited to the trust in 2006. The Plan sponsor will file form 5330 and pay the applicable excise tax to the IRS. The excise tax payment will be made from the Plan sponsor's assets and not from assets of the Plan.

Midas Retirement Savings Plan
for Salaried Employees

EIN: 36-4180556
Plan Number: 004

Schedule of Delinquent Participant Contributions
Schedule H, Line 4a
Year Ended December 31, 2005

Identity of Party Involved	Relationship to plan, employer, or other party-in-interest	Description of transaction	Cost of asset	Fair Value of Asset	Net gain or loss on transaction
Midas International Corporation	Plan sponsor	Delinquent 2005 contributions	$ 35,628	$ 35,628	n/a

Participant contributions were remitted untimely during the year ended December 31, 2005. Lost earnings for 2005 will be remitted in 2006. Form 5330 will be filed with the applicable excise tax in 2006.

McGladrey & Pullen

Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report, dated June 14, 2006, on the Financial Statements of Midas Retirement Savings Plan for Salaried Employees, which is included in this Annual Report on form 11-K for the year ended December 31, 2005, into Midas' Registration Statement on Form S-8 (333-42196) for the Plan.

McGladrey & Pullen, LLP

Schaumburg, Illinois
June 29, 2006

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Midas Retirement Savings Plan for Salaried Employees

By: /s/ Ben Parma

Name: Ben Parma

Title: Vice President, Human Resources
Midas, Inc.

Date: June 29, 2006